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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549          OMB APPROVAL
                                                      --------------------------
                                                      OMB NUMBER: 3235-0058
                                                      Expires:  May 31,1997
                                 FORM 12b-25          Estimated average burden
                                                      hours per response ...2.50

                                                         SEC File Number
                          NOTIFICATION OF LATE FILING        1-13408

(Check One)[X] Form 10-K and Form 10-KSB [ ] Form 20-F    Cusip Number
[ ] Form 11-K [ ] Form 10-QSB  [ ] Form N-SAR              253869 10 1

                 For Period Ended:   December 31, 1997
                                   --------------------------------
                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR

                 For the Transition Period Ended:____________________________

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   NOTHING IN THE FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                  VERIFIED ANY INFORMATION CONTAINED HEREIN.
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    If the notification related to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION


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Full Name of Registrant

   DIGITAL RECORDERS, INC.
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Former Name if Applicable


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Address of Principal Executive Office (STREET AND NUMBER)

   23000 ENGLERT DRIVE, SUITE B
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City, State and Zip Code

   RESEARCH TRIANGLE PARK, NORTH CAROLINA  27709-4068
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PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)     The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 10-KSB, Form 20-F, 11-K, or Form
                 N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form
                 10-Q or 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and 10-KSB,20-F, 11-K, 10-Q and 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         The registrant is unable to complete the financial statements in sufficient time to file the referenced Form 10-KSB in a timely manner. The loss of the employee in the Company's accounting department who was primarily responsible for the completion of data required to complete the financial statements and the time required to train the accounting personnel who were hired to replace this employee has caused the delay.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Jonathan E. Kennedy             (919)              361-2155
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                  (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no identify report(s).
         [X]  Yes   [ ] No
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(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?    [X]  Yes   [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

         Revenues during fiscal 1997 are estimated at approximately $11.7 million as compared to revenues of $9.2 million during fiscal 1996. It is estimated that the Company will incur a net loss of approximately $1.6 million in fiscal 1997 as compared to a net profit of $.6 million in fiscal 1996.

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              DIGITAL RECORDERS, INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
                                    DIGITAL RECORDERS, INC.

Date: March 31, 1998                By /s/ JONATHAN E. KENNEDY
                                       ----------------------------------------
                                        Jonathan E. Kennedy,
                                        Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
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  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                       VIOLATIONS (SEE 18 U.S.C. 1001).
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